Exhibit 99.2

July 3, 2013

Members of the Board of Directors

AeroVironment, Inc.
181 W. Huntington Dr., Suite 202
Monrovia, CA 91016

To The Board of Directors:

Engaged Capital LLC (“Engaged Capital”), together with its affiliates currently owns approximately 4.9% of the outstanding shares of AeroVironment, Inc. (“AVAV” or the “Company”), making us one of the Company’s largest shareholders.  As we recently expressed to Timothy E. Conver, Chairman and Chief Executive Officer of AVAV, while we are encouraged by the Company’s impressive product and technology portfolio, growth prospects, and balance sheet flexibility, we have significant concerns regarding the reasons behind the Company’s lack of equity appreciation since its initial public offering on January 22, 2007.  Despite industry leadership in the small UAS/UAV marketplace and numerous apparent growth opportunities, the Company currently trades approximately 16% below the closing price of the stock on its first day of public trading over six years ago.

We believe AVAV’s depressed public market valuation is attributable to a number of issues, including the following:

•
The short-cycle nature of AVAV’s core business, combined with customer concentration around the U.S. Department of Defense (“DoD”), creates significant volatility in AVAV’s operating results.  This volatility was present even prior to the recent DoD budgetary morass.

•	The Company’s failure to provide an adequate level of financial disclosure to investors has hampered understanding of the Company’s historical results and management guidance.

•
The Company boasts many exciting growth opportunities; however, the timing, size, and required investment for these projects is not well understood by investors.  The Company has presented no milestones, timetables, or structures of accountability to give investors comfort in the return characteristics of these investments.  Without such disclosure, investors are left to assume the worst; that these projects are either analyzed on an ad-hoc basis, or that investors’ lack of visibility is shared by management.

•
Capital allocation has resulted in an increasingly large cash balance which management has commented may be needed to finance these significant growth opportunities.  However, no timetable or budget framework is provided to help investors understand what amount of capital is required to finance these growth initiatives and when this cash might be needed or freed up for other uses.

•
Two of the Company’s major growth initiatives, Global Observer and the Department of State mission services RFP, have a history of disappointing results.  This, combined with the lack of disclosure cited above, causes investors to further discount the likelihood of future success.

As the Board of Directors of AVAV (the “Board”) discusses the future direction of the Company, and given the issues cited above and the size of our investment, we believe direct shareholder representation on the Board is necessary.  Adding a representative of a large, independent shareholder to the Board, who has direct experience working through the same issues confounding AVAV’s valuation, will lend credibility to the Company’s strategic plans, growth initiatives, and capital allocation discipline.  To that end, we have decided to nominate a highly qualified candidate to the Board at the 2013 Annual Meeting of AVAV’s shareholders (the “2013 Annual Meeting”).  We believe our nominee will bring an independent owner’s perspective into the boardroom and a wealth of experience in working cooperatively with Boards of Directors and management teams to develop and communicate strategies aimed at maximizing shareholder value.

Engaged Capital’s Nominee:

Glenn W. Welling is the Founder and Chief Investment Officer of Engaged Capital, a California based investment firm that is one of the largest shareholders of AVAV.  Mr. Welling has over twenty years of experience working with Boards of Directors of companies to find ways to increase shareholder value.  Prior to founding Engaged Capital, Mr. Welling was a partner at Relational Investors LLC, a $6 billion activist equity fund and before that Mr. Welling was a Group Head and Managing Director at Credit Suisse Group AG (NYSE: CS), where he oversaw the Financial Strategy /Capital Structure Group, the Debt Ratings Advisory Group, and the Buy-Side Insights Group, the team that worked with the firm’s highest priority clients to help them understand how their strategic and financial decisions would impact their equity valuation. In his career, Mr. Welling has advised the Boards of Directors and Chief Executive Officers of some of the largest aerospace and defense contractors in the world.

In closing, we believe an independent shareholder with expertise in capital allocation, investor communications, and capital market valuation is needed in AVAV’s boardroom.  We look forward to continuing to engage in a constructive dialog with Mr. Conver and the Board in order to reach a mutually agreeable resolution regarding our concerns and Board composition.  However, in light of the July 6th deadline for the submission of shareholder nominations of individuals for election to the Board at the 2013 Annual Meeting and in order to preserve our rights, we are delivering the attached nomination notice to the Company’s Corporate Secretary in accordance with the requirements of the Company’s Amended and Restated Bylaws.

We have a reputation for working constructively with company directors and management teams and see our investment in AVAV as a continuance of that track record.  As Mr. Conver noted in our recent discussion, our interests are aligned with those of the Company and all AVAV shareholders.  We appreciate the open dialog we have enjoyed with management over the last six months and look forward to continuing this dialog with management and the Board as we move forward together and seek to improve the composition of the Board for the benefit of all shareholders.

Best regards,

/s/ Glenn W. Welling

Glenn W. Welling
Managing Member
Engaged Capital LLC